United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers 000-32263 and 333-46210

                           Union Planters Home Equity Corp.

(Exact name of registrant as specified in its charter)

6200 Poplar Avenue, Memphis, Tennessee 38119, (901) 580-6000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Mortgage Pass-Through Certificates; Collateralized Mortgage Bonds

(Title of each class of securities covered by this Form)

     None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐ Rule 12h-3(b)(1)(i) ☐

Rule 12g-4(a)(1)(ii) ☐ Rule 12h-3(b)(1)(ii) ☐

Rule 12g-4(a)(2)(i) ☐ Rule 12h-3(b)(2)(i) ☐

Rule 12g-4(a)(2)(ii) ☐ Rule 12h-3(b)(2)(ii) ☐

Rule 15d-6 ☒

Approximate number of holders of record as of the certification or notice date (as well as of January 1, 2002):               0*

*The securities covered by this Form are the securities that were registered pursuant to the Registration Statements on Form S-3 (Registration No. 333-46210) filed by the Registrant but that were never sold. The Registrant has filed a post-effective amendment to such Registration Statement to deregister such unsold securities.

Pursuant to the requirements of the Securities Exchange Act of 1934, Union Planters Home Equity Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 14, 2002 Union Planters Home Equity Corp.

By:__/s/ Douglas R. Miller _______________________

Douglas R. Miller, Chairman of the Board, President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.